UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 25049

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number 0-23737

(Check one)

|_| Form 10-K and Form 10-KSB           |_| Form 20-F           |_| Form 11-K
|X| Form 10-Q and Form 10-QSB           |_| Form N-SAR          |_| Form N-CSR

      For period ended December 31, 2004

      |_|   Transition Report on Form 10-K and Form 10-KSB

      |_|   Transition Report on Form 20-F

      |_|   Transition Report on Form 11-K

      |_|   Transition Report on Form 10-Q and Form 10-QSB

      |_|   Transition Report on Form N-SAR

      For the transition period ended________________________

      Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

                                     PART I
                             REGISTRANT INFORMATION

      Full Name of Registrant CLICKABLE ENTERPRISES, INC.

      Former Name if Applicable
                               -------------------------------------------------

      Address of principal executive office (Street and Number) 711 South Columbus Avenue

      City, State and Zip Code Mount Vernon, NY 10550

                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

      The Registrant is unable to timely file its report on Form 10-QSB for the fiscal quarter ending December 31, 2004, without unreasonable effort or expense, because the Registrant required additional time to consider the effect of certain financing transactions within a sufficient time for management to review the financial statements with the Registrant's independent auditors. The Registrant anticipates completing the filing of its quarterly report on Form 10-QSB no later than the fifth calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

Nicholas Cirillo, Jr.                                     (914) 699-5190
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     (Name)                                       (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                |X|  Yes |_|  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                |X|  Yes |_|  No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended December 31, 2004, the Registrant expects to report an overall loss of approximately $185,000, which would be an increase of approximately $158,000 from the net loss of $343,452 for the comparable prior year period. The 2004 period results include $250,000 in income from the forgiveness of accrued interest on convertible debentures.


For the nine months ended December 31, 2004, the Registrant exports to report an overall loss of approximately $995,000, an increase of approximately $187,000 over the net loss of $808,928, for the comparable prior year period. The net loss for the nine months ended December 31, 2004 $250,000 in income from the forgiveness of accrued interest on convertible debentures.

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                           CLICKABLE ENTERPRISES, INC.
                  (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 15, 2004                          By:   /s/ Nicholas Cirillo, Jr.
     -----------------                                -------------------------
                                                Name: Nicholas Cirillo, Jr.
                                                Title: President

      Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with this form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).